COMMERCE BROKERAGE SERVICES, INC.

(A Wholly Owned Subsidiary of Commerce Bank)

Financial Statements and Schedules
Part III

December 31, 2020

(With Report of Independent Registered Public Accounting Firm Thereon)

COMMERCE BROKERAGE SERVICES, INC.

Table of Contents

		Page
Report of Independent Registered Public Accounting Firm		1
Statement of Financial Condition		2
Statement of Earnings		3
Statement of Stockholder’s Equity		4
Statement of Cash Flows		5
Notes to Financial Statements		6
Schedules		
1	Computation of Net Capital Requirement Pursuant to Rule 15c3-1	13
2	Computation for Determination of Customer Account Reserve Requirements Pursuant to Rule 15c3-3	14
3	Computation for Determination of Proprietary Account of Broker Dealers Reserve Requirements Pursuant to Rule 15c3-3	15
4	Information Relating to Possession or Control Requirements under Rule 15c3-3	16

BROWN SMITH WALLACE
THE FIRM FOR GROWTH.®
6 CITYPLACE DRIVE, SUITE 900 ST. LOUIS, MO 63141 PH 314.983.1200 FX 314.983.1300 BROWNSMITHWALLACE.COM

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Commerce Brokerage Services, Inc.
Clayton, Missouri

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Commerce Brokerage Services, Inc. as of December 31, 2020, the related statements of earnings, changes in stockholder's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Commerce Brokerage Services, Inc. as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Commerce Brokerage Services, Inc.'s management. Our responsibility is to express an opinion on Commerce Brokerage Services, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Commerce Brokerage Services, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information included at pages 13 - 16 has been subjected to audit procedures performed in conjunction with the audit of Commerce Brokerage Services, Inc.'s financial statements. The supplemental information is the responsibility of Commerce Brokerage Services, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Commerce Brokerage Services, Inc.'s auditor since 2016.

Brown Smith Wallace, LLP

BROWN SMITH WALLACE, LLP
St. Louis, Missouri
February 25, 2021

COMMERCE BROKERAGE SERVICES, INC.
(A Wholly Owned Subsidiary of Commerce Bank)

Statement of Financial Condition

December 31, 2020

	2020
Assets	
Cash	$ 3,021,199
U.S. government securities, at fair value	15,996,320
Receivable from clearing organization	5,959,068
Furniture, equipment, and leasehold improvements, at cost less accumulated depreciation and amortization of $933,437	3,415
Deferred income taxes, net	179,334
Other assets	396,648
Total assets	$ 25,555,984
Liabilities and Stockholder's Equity	
Liabilities:	
Payable to clearing organization	$ 5,801,313
Accounts payable and accrued expenses	959,786
Current income taxes payable	102,560
Total liabilities	6,863,659
Stockholder's equity:	
Common stock, $5 par value. Authorized, 6,000 shares; issued and outstanding, 5,000 shares	25,000
Additional paid-in capital	1,686,494
Retained earnings	16,980,831
Total stockholder's equity	18,692,325
Total liabilities and stockholder's equity	$ 25,555,984

See accompanying notes to financial statements.

COMMERCE BROKERAGE SERVICES, INC.
(A Wholly Owned Subsidiary of Commerce Bank)

Statement of Earnings

For the Year Ended December 31, 2020

	2020
Revenues:	
Commissions	$ 5,576,328
Advisory and administrative fees	7,258,592
12b-1 fees	1,111,135
Mutual fund revenue	394,536
Interest income	131,469
Other income	625,331
Total revenues	15,097,391
Expenses:	
Salaries and benefits	7,423,821
Rent and fees paid to affiliates, net	2,495,699
Professional fees	218,017
Clearing charges, net	416,025
Online subscriptions	363,442
Office supplies and postage	119,751
Regulatory fees	92,800
Travel and entertainment	16,914
Depreciation and amortization	10,144
Other	395,094
Total expenses	11,551,707
Earnings before income taxes	3,545,684
Income tax expense:	
Current	814,284
Deferred	(6,819)
Total income tax expense	807,465
Net earnings	$ 2,738,219

See accompanying notes to financial statements.

COMMERCE BROKERAGE SERVICES, INC.
(A Wholly Owned Subsidiary of Commerce Bank)

Statement of Stockholder's Equity

For the Year Ended December 31, 2020

	Common stock	Additional paid-in capital	Retained earnings	Total
Balance at December 31, 2019	$ 25,000	$ 1,541,089	$ 14,242,612	$ 15,808,701
Net earnings	—	—	2,738,219	2,738,219
Stock-based compensation	—	145,405	—	145,405
Balance at December 31, 2020	$ 25,000	$ 1,686,494	$ 16,980,831	$ 18,692,325

See accompanying notes to financial statements.

COMMERCE BROKERAGE SERVICES, INC.
(A Wholly Owned Subsidiary of Commerce Bank)

Statement of Cash Flows

For the Year Ended December 31, 2020

		2020
Cash flows from operating activities:		
Net earnings	$	2,738,219
Adjustments to reconcile net earnings to net cash used in operating activities:		
Depreciation and amortization		10,144
Deferred income taxes		(6,819)
Accrued current income taxes		(18,532)
Increase in securities owned		(2,560,040)
Decrease in net receivable from clearing organization		52,740
Stock-based compensation		145,405
Decrease in other assets		96,871
Increase in accounts payable and accrued expenses		21,364
Net cash provided by operating activities		479,352
Increase in cash		479,352
Cash at beginning of year		2,541,847
Cash at end of year	$	3,021,199
Cash payments (net of refunds) of income taxes	$	832,816

See accompanying notes to financial statements.

(1) Organization and Purpose of Company

Commerce Brokerage Services, Inc. (the Company) is a wholly owned subsidiary of Commerce Bank (the Parent). The Parent is a wholly owned subsidiary of Commerce Bancshares, Inc. (CBI). The Company is registered with the Securities and Exchange Commission as a broker/dealer to conduct general securities business and as an investment adviser offering fee-based managed accounts. The Company is a member of the Financial Industry Regulatory Authority, a regulatory organization offering oversight over all securities firms that do business with the public. It is also a member of the Securities Investor Protection Corporation, a corporation whose purpose is to protect the customers of brokers or dealers from loss in case of financial failure of the member. Current activities of the Company consist of providing investment services to customers for a variety of securities including mutual funds, exchange-listed and over-the-counter equity securities, options, municipal bonds, corporate bonds, and U.S. government debt issues. The Company also sells fixed and variable annuities, which are investment products provided by insurance companies.

Transactions for equities, options, and a substantial portion of the Company's mutual fund sales are executed and cleared through National Financial Services LLC (NFS), a clearing organization that also maintains customer brokerage accounts on a fully disclosed basis.

Basis of presentation

The accompanying financial statements are prepared in accordance with U.S. generally accepted accounting principles.

(2) Summary of Significant Accounting Policies

(a) Cash

Cash includes cash on hand and cash received from customers held by the Company as of year-end that is due to National Financial Services LLC. As of December 31, 2020, the Company did not hold any cash received from customers and due to NFS. When the Company does hold cash received from customers that is due to NFS, a corresponding liability is recorded in accounts payable and accrued expenses.

(b) Securities transactions

Customer securities positions are not reflected in the Statement of Financial Condition as the Company does not have title to these assets.

(c) Commissions

The Company acts as a broker-dealer or agent to buy and sell securities or insurance contracts on behalf of its customers. In return for such services, for most transactions, the Company earns a commission each time a customer enters into a buy-or-sell transaction. For equity securities purchased, the commission is recorded as a receivable from the customer, and for securities sold, it is recorded as a reduction in the payable to the customer. For other security and contract transactions, such as sales of mutual funds, fixed or variable annuities, etc., a concession is earned and becomes part of the customer's price of the security or contract. Commissions and concessions, along with any related expenses, are recorded on a settlement date basis, which approximates U.S. generally accepted accounting principles. As of December 31, 2020, commission receivables from investment and insurance companies were $112,707 and are recorded in other assets.

(d) Advisory fees

The Company offers professionally managed, fee-based advisory programs through an arrangement with sub-advisors to provide investment management and advisory services. In return for these services, the Company receives a portion of the customer's advisory fee. Advisory fees are calculated and charged in advance on a quarterly basis, based on the prior quarter's period ending account balance, and are recorded in revenue during the period in which they are earned.

(e) Trading errors

Trading errors, occurring in the normal course of business, are included in other income in the Statement of Earnings. In March 2020, automated trades were placed in error in most advisory accounts as part of a process to implement tactical changes to the investment strategy of these accounts. To correct the error, and to ensure no customer accounts were negatively impacted, all trades were removed from the advisory accounts and placed in the Company error account. While working to correct the trades, global markets rallied, significantly altering the prices of most positions traded in error. The correction of the trades resulted in a gain of $738,223 recorded in the trading error account.

(f) Contract fees and deferred revenue

The Company's contract with its clearing organization was renewed and amended in November 2017. Under the contract, the Company will receive seven annual payments, which commenced with the effective date of the contract. In the event of termination for certain causes during the seven year term of the contract (which the Company believes is unlikely to occur), the Company will be required to remit a pro-rated portion of the annual payments received from the clearing organization. Under the terms of the contract, the Company recognized $327,083 during 2020 as a reduction of clearing charge expense charged by its clearing organization. At December 31, 2020, deferred revenue of $320,833 was included in accounts payable and accrued expenses.

(g) Securities owned, at fair value

Securities owned, at fair value consist of U.S. government securities with initial maturities of six months. They are stated at fair value, which is based on published bid prices. The fair value measurement is considered to be a Level 1 measurement within the fair value hierarchy of Accounting Standards Codification (ASC) 820-10-35. Changes in fair value are recorded in other income in the Statement of Earnings.

(h) Furniture, equipment, and leasehold improvements

Furniture, equipment, and leasehold improvements are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are computed on the straight-line basis using estimated useful lives, ranging from three to ten years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the remaining term of the lease.

(i) Other assets

Other assets are comprised of commission receivables from investment and insurance companies, prepaid expenses, and capitalized software, net of amortization. The Company does not have any significant leases.

(j) Accounts payable and accrued expenses

Accounts payable and accrued expenses consist of deferred fees, accrued incentives and sales commissions, accounts payable, and other accrued liabilities.

(k) Income taxes

The Company is included in the consolidated federal income tax return filed by CBI. Amounts provided for income tax expense are based on income reported for financial statement purposes and do not necessarily represent amounts currently payable under tax laws. Current income taxes are calculated on a separate return basis utilizing currently enacted tax laws and rates. The amount of expense or benefit is either remitted to or received from CBI. Deferred income taxes are provided for temporary differences between the financial reporting bases and income tax bases of the Company's assets and liabilities using the tax rates and laws that are expected to be in effect when the differences are anticipated to reverse. The effect on deferred tax assets and liabilities of a change in tax rates is recognized as income or expense in the period that includes the change. The significant components of the net deferred tax asset as of December 31, 2020 included a deferred tax asset of $115,104 relating to stock-based compensation, $74,047 relating to unearned fee income, and a deferred tax liability of $12,666 relating to prepaid expenses. Management believes it is more likely than not that the results of future operations will generate sufficient taxable income to realize the deferred tax assets. Based upon its evaluation, the Company has concluded that there are no significant uncertain income tax positions relevant to the jurisdictions where it is required to file income tax returns requiring recognition in the financial statements. In accordance with ASC 740, the Company recognizes accrued interest and penalties, as appropriate, related to unrecognized income tax benefits in income tax expense. There was accrued interest of $1,665 and penalties of $822 at December 31, 2020.

(l) Stock-based compensation

The Company complies with the accounting requirements of ASC 718 for stock-based compensation. Employees of the Company receive shares of CBI common stock in connection with CBI's equity compensation plan. The fair value of awards granted to employees of the Company is determined at the date of grant and recognized ratably as compensation expense and a corresponding capital contribution over the period the award is earned.

(m) Use of estimates

To prepare these financial statements in conformity with U.S. generally accepted accounting principles, management has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts or revenues and expenses during the reporting period. Actual results could differ from those estimates.

(n) Subsequent events

The Company evaluated potential subsequent events through February 25, 2021, which is the date that the financial statements were issued.

(3) Related-Party Transactions

A significant portion of the Company's expenses represent payments to the Parent and affiliated companies for rent on the Company's offices, various administrative services provided to the Company, and fees under revenue-sharing arrangements. Under an ongoing agreement that was effective January 1, 2011, the Company was reimbursed by an affiliated company during 2020 for certain expenses, paid by the Company on the affiliate's behalf, which support revenue production at the affiliate. The reimbursements primarily relate to occupancy, data processing, and management fee expenses.

The following table shows the amounts paid (received) by the Company to (from) the Parent and affiliated companies for the year ended December 31, 2020:

		2020
Rent	$	667,714
Fees paid to affiliates		1,944,631
Expenses reimbursed from affiliate		(116,646)
	$	2,495,699

The Company leases office space from the Parent under month-to-month arrangements. Rent expense aggregated approximately $56,000 per month in 2020. As of December 31, 2020, the Company had an intercompany payable due to CBI of $100,182 for federal and state income taxes. During 2020, the Company paid CBI $831,942 for income taxes. The Company maintains interest and noninterest-bearing deposit accounts at the Parent. These balances amounted to $3,021,199 at December 31, 2020.

As mentioned above, certain employees of the Company receive stock-based compensation under CBI's stockholder-approved plan. This compensation has been issued in the form of nonvested shares of CBI common stock. These awards generally vest after 4 to 7 years of continued employment, and during 2020, 4,093 shares vested. At December 31, 2020, employees of the Company held 19,489 nonvested shares and there was $486,201 of unrecognized compensation cost related to these nonvested shares. That cost is expected to be recognized over a weighted average period of approximately 3 years.

Stock-based compensation expense recognized in the Statement of Earnings during 2020 was $145,405 while the related income tax benefit recognized in the Statement of Earnings was $33,421. Stock-based compensation is recorded as a contribution to additional paid-in capital, which also totaled $145,405 during 2020.

(4) Fair Value of Financial Instruments

The following table presents the carrying amounts and estimated fair values of the Company's financial instruments at December 31, 2020:

		2020	
	Level in Fair Value Measurement Hierarchy	Carrying Amount	Fair Value
Financial assets:			
U.S. government securities, at fair value	Level 1	$15,996,320	$15,996,320

Some of the Company's financial instruments are not measured at fair value on a recurring basis, but the carrying amounts approximate fair value because of the liquidity or short maturity of these instruments. Such financial assets and financial liabilities include cash, receivable from and payable to clearing organization, other assets and accounts payable and accrued expenses.

The fair value of securities owned is based on published bid prices in an active market for identical assets and liabilities as of the reporting date and are categorized in Level 1 of the fair value hierarchy.

(5) Revenue from Contracts with Customers

The Company's revenue from contracts with customers mainly included commission, mutual fund, and 12b-1 fees, as well as fees for advisory and administrative services. The following table shows the components of revenue for the Company for the year ended December 31, 2020. For these revenue categories, none of the transaction price has been allocated to performance obligations that are unsatisfied as of the end of a reporting period.

(In thousands)	**2020**
Commission income	
Annuity, bond and other investment commissions	**$ 5,576,328**
12b-1 fees	**1,111,135**
Mutual fund revenue	**394,536**
Total commission income	**7,081,999**
Advisory and administrative fees	**7,258,592**
Total revenue from contracts with customers	**$ 14,340,591**

The Company's opening and closing receivable balances for the years ended December 31, 2020 and 2019 for the Company's significant revenue from contracts with customers were $431,733 and $595,722, respectively.

The Company's revenue is comprised of commissions received upon the execution of purchases and sales of mutual fund shares and equity securities, in addition to sales of annuities and certain limited insurance products in an agency capacity. Also, fees are earned on professionally managed advisory programs through arrangements with sub-advisors. Payment from the customer is due upon settlement date for purchases and sales of securities, at the purchase date for annuities and insurance products, and upon inception of the service period for advisory programs.

Most of the contracts (except advisory contracts) encompass two types of performance obligations. The first is an obligation to provide account maintenance, record keeping and custodial services throughout the contract term. The second is the obligation to provide trade execution services for the customers' purchases and sales of the products mentioned above. The first obligation is satisfied over time as the service period elapses, while the second type of obligation is satisfied upon the execution of each purchase/sale transaction. Contracts for advisory services contain a single performance obligation comprised of providing the management services and related reporting/administrative services over the contract term.

The transaction price of the contracts (except advisory contracts) is a commission charged at the time of trade execution. The commission varies across different security types, insurance products and mutual funds. It is generally determined by standardized price lists published by the Company and its mutual fund and insurance vendors. Because the transaction price relates specifically to the trade execution, it has been allocated to that performance obligation and is recorded at the time of execution. The fee for advisory services is charged to the customer in advance of the quarterly service period, based on the account balance at the beginning of the period. Revenue is recognized ratably over the service period.

(6) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate

indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the applicable exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2020, the Company had regulatory net capital of $15,897,163, which was $15,439,586 in excess of its required net capital of $457,577.

(7) Retirement Plans

A portion of the Company's employees are covered by a noncontributory defined benefit pension plan offered by CBI, however, participation in the pension plan is not available to employees hired after June 30, 2003. All participants are fully vested in their benefit payable upon normal retirement date, which is based on years of participation and compensation. Since January 2011, all benefits accrued under the pension plan have been frozen. However, the accounts continue to accrue interest at a stated annual rate. The CBI pension plan was slightly underfunded at December 31, 2020, as the projected benefit obligation exceeded the value of plan assets by approximately 8%. The Company recorded pension benefit of $5,352 in 2020 related to the plan.

Substantially all of the Company's employees are covered by a defined contribution (401(k)) plan offered by CBI, under which the Company makes matching contributions. During 2020, the Company recorded $318,980 of expense related to CBI's 401(k) plan.

(8) Income Taxes

Income tax expense for the year ended December 31, 2020 is comprised of the following components:

		2020			2020
Current expense			**Deferred benefit**		
Federal	$	707,196	Federal	$	(5,224)
State		107,088	State		(1,595)
Total	$	814,284	Total	$	(6,819)

(9) Risks and Uncertainties

Public health threats or outbreaks of communicable diseases have adversely affected, and are expected to continue to adversely effect the Company's operations and financial results

The Company may face risks related to public health threats or outbreaks of communicable diseases, such as an outbreak of a communicable disease, which could adversely affect the Company's financial performance. For example, the ongoing global COVID-19 pandemic has destabilized the financial markets in which the Company operates, and likely will continue to cause significant disruption in the global economies and financial markets, including the Company's local markets. The Company is dependent upon the willingness and ability of its customers to conduct financial transactions. In reaction to and as preventative measure to attempt to slow the spread of the pandemic, government authorities have in many states and municipalities implemented mandatory closures, shelter-in-place orders, and social distancing protocols, including orders within many of the geographic areas that the Company operates. Although the Company is considered an essential business, access to its office locations have been restricted, for the safety of its employees and customers. Limiting customers' access to the Company's physical business has prevented some customers from transacting with the Company, and combined with the ongoing economic uncertainty, lowered demand for services offered by the Company. While operations of the Company were not significantly impacted because of the pandemic, the uncertainty of the economic outlook could continue to affect the Company's financial results and operations. The ultimate

extent of the impact on the Company's business, financial condition, liquidity, results of operations and cash flows will depend on future developments, which are highly uncertain and cannot be predicted. The Company continues to adapt to the changing dynamics of the COVID-19 impacts to the economy, needs of its employees and customers, and authoritative measures mandated by federal, state, and local governments. However, there is no assurance that the Company's business continuity and disaster recovery program can adequately mitigate the risks of such business disruptions and interruptions. New information regarding the severity of the COVID-19 pandemic and ongoing reactions to the pandemic by customers and government authorities will continue to impact access to the Company's business, as well as the economies and markets in which the Company operates. The COVID-19 pandemic may cause prolonged global or national recessionary economic conditions or longer lasting effects on economic conditions than currently exist, which could have a material adverse effect on the Company's business, results of operations and financial condition.

COMMERCE BROKERAGE SERVICES, INC.
(A Wholly Owned Subsidiary of Commerce Bank)

Computation of Net Capital Requirement Pursuant to Rule 15c3-1

December 31, 2020

Total stockholder's equity per statement of financial condition	$	18,692,325
Deductions/charges:		
Nonallowable assets:		
Other assets		238,009
Deferred income taxes, net		179,334
Prepaid insurance		128,520
Furniture, equipment, and leasehold improvements, net		3,415
Cash at affiliate in excess of estimated four weeks' average expenses		2,205,899
Haircuts on securities		39,985
Net capital		15,897,163
Minimum net capital requirement		457,577
Excess of net capital over minimum net capital requirement	$	15,439,586
Aggregate indebtedness	$	6,863,659
Ratio aggregate indebtedness to net capital		.43 to 1

There are no material differences between the preceding computation and the Company's corresponding unaudited Part IIA of Form X-17A-5 as of December 31, 2020.

See accompanying report of independent registered public accounting firm.

COMMERCE BROKERAGE SERVICES, INC.
(A Wholly Owned Subsidiary of Commerce Bank)

Computation for Determination of Customer Account Reserve Requirements Pursuant to Rule 15c3-3

December 31, 2020

The Company is exempt from Rule 15c3-3 pursuant to the provisions of subparagraphs (k)(2)(i) and (k)(2)(ii) of that rule.

See accompanying report of independent registered public accounting firm.

COMMERCE BROKERAGE SERVICES, INC.
(A Wholly Owned Subsidiary of Commerce Bank)

Computation for Determination of Proprietary Account of Broker Dealers
Reserve Requirements Pursuant to Rule 15c3-3

December 31, 2020

The Company is exempt from Rule 15c3-3 pursuant to the provisions of subparagraphs (k)(2)(i) and (k)(2)(ii) of that rule.

See accompanying report of independent registered public accounting firm.

Schedule 4

COMMERCE BROKERAGE SERVICES, INC.
(A Wholly Owned Subsidiary of Commerce Bank)

Information Relating to Possession or Control Requirements under Rule 15c3-3

December 31, 2020

The Company is exempt from Rule 15c3-3 pursuant to the provisions of subparagraphs (k)(2)(i) and (k)(2)(ii) of that rule.

See accompanying report of independent registered public accounting firm.

BROWN SMITH WALLACE
THE FIRM FOR GROWTH.®
6 CITYPLACE DRIVE, SUITE 900 ST. LOUIS, MO 63141 PH 314.983.1200 FX 314.983.1300 BROWNSMITHWALLACE.COM

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Commerce Brokerage Services, Inc.
Clayton, Missouri

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Commerce Brokerage Services, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Commerce Brokerage Services, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) and (k)(2)(ii) ("exemption provisions") and (2) Commerce Brokerage Services, Inc. stated that Commerce Brokerage Services, Inc. met the identified exemption provisions throughout the most recent fiscal year except as described in its exemption report. Commerce Brokerage Services, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Commerce Brokerage Services, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) and (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Brown Smith Wallace, LLP

BROWN SMITH WALLACE, LLP
St. Louis, Missouri
February 25, 2021

AN INDEPENDENT FIRM ASSOCIATED WITH MOORE GLOBAL NETWORK LIMITED
MEMBER AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS
BROWN SMITH WALLACE IS A MISSOURI LIMITED LIABILITY PARTNERSHIP

Commerce Brokerage Services, Inc.
Member FINRA/SIPC A Subsidiary of Commerce Bank

8000 Forsyth Boulevard, Suite 1200
Post Office Box 16891
St. Louis, Missouri 63105-1491
1-800-772-7283 – Phone
314-746-3877 - Fax

Commerce Brokerage Services, Inc.
(A Wholly Owned Subsidiary of Commerce Bank)
Exemption Report

Commerce Brokerage Services, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 *(k)*: Rule 15c3-3 subparagraph (k)(2)(i) and Rule 15c3-3 subparagraph (k)(2)(ii) (Exemption Provisions).

2) The Company met the identified exemption provisions of (k)(2)(i) throughout the year ended December 31, 2020.

3) The Company met the identified exemption provisions of (k)(2)(ii) throughout the year ended December 31, 2020, except as described below.

- During the year ended December 31, 2020, a total of 9 checks were not transmitted by noon of the next business day following receipt. The nature of each exception and the month in which the exception occurred are as follows:

Month	Incomplete/ Inaccurate Instructions	Associate Delay	Mail Delay
January	2		
February	2		
March	1		
April	1		
May	1		
September	1		
December			1
Total	**8**	**0**	**1**

Mutual Funds, Annuities and Other Investment Products:
- Not FDIC Insured
- No Bank Guarantee
- May Lose Value

- During the year ended December 31, 2020, there was 1 instance of securities that were not transmitted by noon of the next business day following receipt. The nature of the exception and the month in which the exception occurred are as follows:

Month	Incomplete/ Inaccurate Instructions	Associate Delay	Mail Delay
December	1		
Total	**1**	**0**	**0**

Commerce Brokerage Services, Inc.

I, Tiffany Simpson, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

Tiffany Simpson

Tiffany Simpson
Treasurer, Commerce Brokerage Services, Inc.

February 25, 2021

Mutual Funds, Annuities and Other Investment Products:

- Not FDIC Insured
- No Bank Guarantee
- May Lose Value

A Subsidiary of Commerce Bank
Member FINRA and SIPC

BROWN SMITH WALLACE

THE FIRM FOR GROWTH.®

6 CITYPLACE DRIVE, SUITE 900 ST. LOUIS, MO 63141 PH 314.983.1200 FX 314.983.1300 BROWNSMITHWALLACE.COM

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

Board of Directors
Commerce Brokerage Services, Inc.
Clayton, Missouri

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by Commerce Brokerage Services, Inc. and the SIPC, solely to assist you and SIPC in evaluating Commerce Brokerage Services, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2020. Commerce Brokerage Services, Inc.'s management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed, and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III (FOCUS report) for the year ended December 31, 2020, with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2020, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no such overpayment.

We were not engaged to, and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on Commerce Brokerage Services, Inc.'s compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2020. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of Commerce Brokerage Services, Inc. and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Brown Smith Wallace, LLP

BROWN SMITH WALLACE, LLP
St. Louis, Missouri
February 25, 2021

AN INDEPENDENT FIRM ASSOCIATED WITH MOORE GLOBAL NETWORK LIMITED
MEMBER AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS
BROWN SMITH WALLACE IS A MISSOURI LIMITED LIABILITY PARTNERSHIP

SIPC-7 (36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (36-REV 12/18)

For the fiscal year ended 12/31/2020

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

35096 FINRA DEC
COMMERCE BROKERAGE SERVICES INC
PO BOX 16891
CLAYTON, MO 63105-1491

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Tiffany Simpson 816-760-7740

2. A. General Assessment (item 2e from page 2) $ 1,483.00

B. Less payment made with SIPC-6 filed (**exclude interest**) (971.00)
7/16/2020
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) ______

E. Interest computed on late payment (see instruction E) for______days at 20% per annum ______

F. Total assessment balance and interest due (or overpayment carried forward) $ 512.00

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☑ **Funds Wired** ☐ **ACH** ☐
Total (must be same as F above) $ 512.00

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Commerce Brokerage Services, Inc.
(Name of Corporation, Partnership or other organization)

Tiffany Simpson
(Authorized Signature)

Dated the 21 day of January, 20 21.

Treasurer
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2020
and ending 12/31/2020

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 14,572,130
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	2,319
Total additions	2,319
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	13,168,648
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	416,024
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 0	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 833	
Enter the greater of line (i) or (ii)	833
Total deductions	13,585,505
2d. SIPC Net Operating Revenues	$ 988,944
2e. General Assessment @ .0015	$ 1,483

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